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@loudgirlgoodies

Legal Cannabis Business

Boston, MA
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Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
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THE PITCH
@loudgirlgoodies is seeking investment to become a licensed microbusiness to manufacture and sell plant-based edibles to recreational
dispensaries in Massachusetts.
First LocationRenovating Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19
RELIEF. REVIEW SPECIFICS
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@LOUDGIRLGOODIES INVESTMENT CAMPAIGN VIDEO!
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INVESTOR PITCH DECK
BUSINESS MODEL

@loudgirlgoodies will operate under a b2b sales model. when our microbusiness license receives its final approval, we will start processing
cannabis infused coconut oil and manufacturing small batch edibles to sell to recreational dispensaries.

we will start baking 3 varieties: chocolate chip cookies, GF chocolate chip cookies, and brookies
once we get the testing results back, we will package up the goodies in 5 & 10 ct. bags of 5mgTHC edibles and distribute them to
recreational dispensaries and delivery-only license types
we will infuse our own coconut oil in house with strains sourced from other microbusinesses and social equity businesses
once we get a hang of production, we will be pursuing a delivery endorsement so we can sell directly to consumers
This is a preview. It will become public when you start accepting investment.
1,420 people
Social Media Followers
2020
Founded
$922,973
Projected Annual Revenue
2,500 sq. ft.
Floor Space
$217,475
Projected Monthly Revenue

image credit: Holy Smoke Photography

OUR MISSION

@loudgirlgoodies makes fresh, plant-based, cannabis infused goodies. we aim to deliver high-quality baked goods that taste as good as they make you feel.

our purpose is rooted in education about the War on Drugs and the healing properties found in cannabis
we support an equitable cannabis industry in Massachusetts and will prioritize hiring BIPOC, women, and members of the LGBTQ+ community
we are a social company that connects with our consumers online
one of our main goals is to provide a safe space for all cannabis consumers to feel empowered to connect with their body and make decisions that best benefit their health
every employee will receive at least 2 paid volunteer days each year of employment
FORECASTED MILESTONES

@loudgirlgoodies hopes to be selling their chocolate chip cookies and brookies in recreational dispensaries by 2023!

September - November 2021: investment campaign
December 2021: secure a lease for a commercial kitchen
January 2022: submit microbusiness application to the city
April 2022: submit microbusiness application to the state
December 2022: final license approval from the Cannabis Control Commission
January 2023: @loudgirlgoodies available in recreational dispensaries
December 2023: Potential first payback
December 2024: Potential second payback
TARGET MARKET

the person that buys @loudgirlgoodies is generally feminine-presenting, a young professional, and a conscious consumer living in Massachusetts. they enjoy the benefits of cannabis, but are apprehensive about the potentially negative health effects of smoking. they are a younger millennial or Gen Z-er, born in the mid to late 90's, who value aesthetically pleasing branding, clean ingredients, social justice initiatives, education, and equity.

our consumers frequent local recreational dispensaries, shop locally, and prioritize shopping women and minority owned businesses
our marketing is feminine, empowering, educational, bold, decadent, and flirty
our target customers are locally owned, minority operated, equity centered recreational dispensaries
@LOUDGIRLGOODIES BRAND PHOTOGRAPHY
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THE TEAM
Carolyn
Founder & CEO

Hey friends! My name is Carolyn and I am the CEO (Chief Everything Officer) at @loudgirlgoodies. I started this project about 4 years ago while I was still in school at Berklee College of Music in Boston, where I studied Music Business/Entrepreneurship. I am passionate about music, yoga, cannabis, and other healing practices. I am an Aquarius, ENFJ, and Type III - in other words I am a creative, driven, realistic, genuine and compassionate ambivert. My purpose in life is to create safe spaces where people can heal and generally feel good about themselves.

OUR STORY

the idea for vegan desserts came from a smoke sesh (of course) when a few friends and I were throwing around ideas of what the best food would be to infuse. it was one of those conversations that I couldn't forget about...

I started brainstorming and the brand @loudgirlgoodies was born in Boston about a year later
in 2017, we had a few friends over to our place for a tasting party complete with chocolate chip cookies, brookies, vanilla cupcakes, rice crispy treats, and joints galore
the feedback and encouragement I received was invaluable
@loudgirlgoodies has taken me on a wild ride over the past few years
I have spread the word of my brand to thousands of people in the Boston area
I've gotten to work with so many creative friends in the fields of photography, videography, merch design, and music
this investment campaign feels like a culminations of years of hard work, but really, it's just the beginning
I'm beyond excited to see where this journey continues to take me and to bring @loudgirlgoodies to your local dispensary
This is a preview. It will become public when you start accepting investment.

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Supplies $34,428
Licensing $1,585
Overhead $36,293
Payroll $72,810
Renovations $24,884
Security $30,000
Total $200,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1 $922,962 $2,370,587 $3,555,881 $3,911,469
Cost of Goods Sold $75,007 $262,545 $555,497 $833,245 $916,570
Gross Profit $-75,006 $660,417 $1,815,090 $2,722,636 $2,994,899

EXPENSES

Cleaning Supplies $369 $225 $350 $425 $500
Kitchen Supplies $49,128 $2,481 $1,693 $6,685 $7,353
Licensing $6,685 $16,687 $34,632 $51,948 $57,142
Marketing $900 $9,600 $9,600 $10,000 $10,500
Office Supplies $2,268 $1,023 $1,073 $3,000 $5,000
Overhead $62,870 $88,692 $122,012 $285,140 $353,800
Packaging $2,034 $23,940 $50,234 $75,351 $82,886
Payroll $128,560 $322,755 $510,267 $765,400 $841,940
Donations $1 $1 $71,117 $106,675 $117,343
Renovations $24,884 $3,000 $20,000 $5,000 $3,000
Security $30,000 $5,000 $2,000 $2,500 $3,000
Operating Profit $-382,705 $187,013 $992,112 $1,410,512 $1,512,435
This information is provided by @loudgirlgoodies. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $200,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends December 3, 2021
Summary of Terms
Legal Business Name LOUDGIRLGOODIES LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 10%-12.5%
Minimum Investment Amount $100
Repayment Schedule Annually
Securitization None
Maturity Date January 1, 2031
Financial Condition

@loudgirlgoodies is in the early stages of becoming a licensed marijuana establishment. all monies earned prior to final license approval have and will be been obtained from the sale of branded merchandise and non-infused baked goods.

No operating history

Loudgirlgoodies LLC was established in February, 2020 and is not yet licensed to sell cannabis infused products. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should

consider factors outlined in the risk section as well.

No other outstanding debt or equity

Founder, Carolyn, is the 100% sole owner of @loudgirlgoodies. The capital raised through Mainvest will make up the entirety of the @loudgirlgoodies's fundraising. However, @loudgirlgoodies may require additional funds from alternate sources at a later date.

Forecasted milestones

@loudgirlgoodies forecasts the following milestones:

Secure lease in Massachusetts by January, 2022.

Hire for the following positions by June, 2022: General Manager, Head Baker, and Account Manager

Achieve $922,963 revenue per year by the end of 2023.

Achieve $756,484 profit per year by the end of 2024.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES. Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal. There are conflicts in Federal and State regulations related to cannabis. Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders. Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Banking Difficulties The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company. Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. In fact, we were previously notified by our bank that our deposit accounts would be closed, and we are currently looking for a replacement banking institution. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations. YOU MIGHT LOSE YOUR MONEY When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of LOUDGIRLGOODIES LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

LOUDGIRLGOODIES LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. LOUDGIRLGOODIES LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from LOUDGIRLGOODIES LLC core business or the inability to compete successfully against other competitors could negatively affect LOUDGIRLGOODIES LLC financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in LOUDGIRLGOODIES LLC management or vote on and/or influence any managerial decisions regarding LOUDGIRLGOODIES LLC. Furthermore, if the founders or other key personnel of LOUDGIRLGOODIES LLC were to leave LOUDGIRLGOODIES LLC or become unable to work, LOUDGIRLGOODIES LLC (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which LOUDGIRLGOODIES LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, LOUDGIRLGOODIES LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

LOUDGIRLGOODIES LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If LOUDGIRLGOODIES LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT LOUDGIRLGOODIES LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect LOUDGIRLGOODIES LLC financial performance or ability to continue to operate. In the event LOUDGIRLGOODIES LLCceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither LOUDGIRLGOODIES LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

LOUDGIRLGOODIES LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and LOUDGIRLGOODIES LLC is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although LOUDGIRLGOODIES LLC will carry some insurance, LOUDGIRLGOODIES LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, LOUDGIRLGOODIES LLC could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect LOUDGIRLGOODIES LLC financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of LOUDGIRLGOODIES LLC management will coincide: you both want LOUDGIRLGOODIES LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want LOUDGIRLGOODIES LLC to act conservative to make sure they are best equipped to repay the Note obligations, while LOUDGIRLGOODIES LLC might prefer to spend aggressively to invest in the business. You may want to keep other costs down such as management compensation, whereas the operators of the Company may elect to increase costs such as management compensation.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If LOUDGIRLGOODIES LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with LOUDGIRLGOODIES LLC or management), which is responsible for monitoring LOUDGIRLGOODIES LLC compliance with the law. LOUDGIRLGOODIES LLC will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if LOUDGIRLGOODIES LLC is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if LOUDGIRLGOODIES LLC fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of LOUDGIRLGOODIES LLC, and the revenue of LOUDGIRLGOODIES LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of LOUDGIRLGOODIES LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by @loudgirlgoodies. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
@loudgirlgoodies isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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